UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

The Timberland Company
(Name of Issuer)

Class A Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

887100105
(CUSIP Number)

Laura C. Meagher V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408 Tel. No.: (336) 424-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

George R. Bason, Jr.
Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

June 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. V.F. Corporation 23-1180120
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 12,569,206 (1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 12,569,206 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,569,206 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 24.6% (2)
14	Type of Reporting Person (See Instructions) CO

(1)
Beneficial ownership of the above referenced Class A Shares (as defined below) is being reported hereunder solely because VF may be deemed to have beneficial ownership of such Class A Shares as a result of the Voting Agreement (as defined below).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by VF that it is the beneficial owner of any Class A Shares for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	See Item 5 of this Schedule 13D.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the Class A common stock, $0.01 par value per share (the “Class A Shares”), of The Timberland Company, a Delaware corporation (“Timberland”).  The principal executive offices of Timberland are located at 200 Domain Drive, Stratham, New Hampshire 03885.

Item 2.  Identity and Background

(a)−(c) and (f)  The name of the person filing this statement is V.F. Corporation, a Pennsylvania corporation (“VF”).

The address of the principal business and the principal office of VF is 105 Corporate Center Boulevard, Greensboro, North Carolina 27408.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of VF are set forth on Schedule A attached hereto, and are incorporated herein by reference. VF is a worldwide leader in branded lifestyle apparel and related products with a diverse portfolio of jeanswear, outerwear, packs, luggage, footwear, sportswear, occupational and performance apparel brands.

(d)      During the last five years, neither VF nor, to the knowledge of VF, any of the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, neither VF nor, to the knowledge of VF, any of the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On June 12, 2011, concurrently with the execution of the Merger Agreement (as defined in Item 4 below), and as an inducement for VF and Merger Sub to enter into the Merger Agreement, Sidney W. Swartz, Chairman of the Timberland Board of Directors, Jeffrey B. Swartz, President and Chief Executive Officer of Timberland, and certain other members of their families and certain trusts established for the benefit of their families or for charitable purposes (collectively, the “Supporting Stockholders”) entered into a Voting Agreement (the “Voting Agreement”) with VF with respect to the Class A Shares and the shares of Class B common stock, $0.01 par value per share (the “Class B Shares” and, together with the Class A Shares, the “Common Shares”), of Timberland beneficially owned by the Supporting Stockholders.  As of June 12, 2011, the Supporting Stockholders collectively controlled 1,571,111 Class A Shares and 10,568,389 Class B Shares, representing approximately 73.5% of the combined voting power of the outstanding Common Shares.  As described in response to Item 4, the Common Shares beneficially owned by the Supporting Stockholders have not been purchased by VF, and thus no funds were used for such purpose.  VF did not pay any monetary consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreement.  For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of Transaction

The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement

On June 12, 2011, VF, VF Enterprises, Inc., a wholly owned subsidiary of VF and a Delaware corporation (“Merger Sub”), and Timberland entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Timberland (the “Merger”), with Timberland continuing as the surviving corporation and a wholly owned subsidiary of VF.

At the effective time and as a result of the Merger, each outstanding Class A Share and Class B Share (other than shares held by stockholders who have properly demanded appraisal rights, shares held in treasury by Timberland and shares owned by VF or any subsidiary of VF) will be converted into the right to receive $43.00 in cash, without interest.  The Merger is subject to customary conditions, including the adoption of the Merger Agreement by Timberland’s stockholders and receipt of certain regulatory approvals as set forth in the Merger Agreement.

The Merger Agreement contains a “no-shop” provision that prohibits Timberland from soliciting or encouraging competing acquisition proposals.  However, prior to 11:59 p.m., Boston time, on July 25, 2011, Timberland may, subject to the terms and conditions set forth in the Merger Agreement, furnish information to, and engage in discussions and negotiations with, a third party that makes an unsolicited acquisition proposal.  Under certain circumstances and upon compliance with certain notice and other specified conditions set forth in the Merger Agreement, including providing VF with a five-business day notice period (or three-business day period for subsequent notices) to match or improve upon any Superior Proposal (as defined in the Merger Agreement), Timberland may, prior to 11:59 p.m., Boston time, on July 25, 2011, terminate the Merger Agreement to accept a Superior Proposal.

The Merger Agreement contains certain termination rights for both VF and Timberland.  The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including if (i) Timberland’s stockholders do not adopt the Merger Agreement by 11:59 p.m., Boston time, on July 26, 2011 or (ii) Timberland terminates the Merger Agreement to accept a Superior Proposal, Timberland would be required to pay VF a termination fee of $87.2 million.

Upon completion of the Merger, (i) the directors of Merger Sub immediately prior to the effective time of the Merger will become the directors of the surviving corporation, and the officers of Timberland immediately prior to the effective time of the Merger will become the officers of the surviving corporation, in each case until successors are duly appointed or elected, and (ii) the certificate of incorporation and the bylaws of Merger Sub in effect immediately prior to the effective time of the Merger will be the certificate of incorporation and the bylaws of the surviving corporation, until thereafter amended in accordance with applicable law.  Upon completion of the Merger, VF will beneficially own all of the outstanding shares of common stock of the surviving corporation.

VF anticipates that, if the Merger is completed in accordance with the Merger Agreement, the listing of the Class A Shares on the New York Stock Exchange will be terminated and that Timberland will terminate its registration and reporting obligations under the Exchange Act.

The Voting Agreement

On June 12, 2011, as an inducement for VF and Merger Sub to enter into the Merger Agreement, the Supporting Stockholders entered into the Voting Agreement with VF with respect to all Class A Shares and Class B Shares beneficially owned by such Supporting Stockholders.  Under the Voting Agreement, the Supporting Stockholders agreed that, so long as the Voting Agreement has not previously terminated in accordance with its terms, they would deliver on July 26, 2011 (by no later than 11:59 p.m., Boston time, on that date) a written consent with respect to each Class A Share and Class B Share beneficially owned by them (representing in the aggregate approximately 73.5% of the combined voting power of the outstanding Common Shares as of June 10, 2011) in favor of adoption of the Merger Agreement.  Following the delivery of such written consent, no further action by any Timberland stockholder will be required to adopt the Merger Agreement or approve the Merger.

The Voting Agreement further provides that, during the term of the Voting Agreement, the Supporting Stockholders will vote (or cause to be voted) all of their Class A Shares and Class B Shares against (i) any competing acquisition proposal made prior to the termination of the Merger Agreement, (ii) any reorganization, recapitalization, liquidation, winding-up, consolidation, combination, sale of substantially all of the assets of Timberland or any other business combination or extraordinary transaction involving Timberland and (iii) any corporate action the consummation of which would frustrate the purposes, or prevent, impede, adversely affect, materially postpone or materially delay the consummation, of the transactions contemplated by the Merger Agreement.  Each Supporting Stockholder has agreed not to exercise any rights to demand appraisal of any Common Shares beneficially owned by such Supporting Stockholder in connection with the Merger.

To the extent that any Supporting Stockholder acquires beneficial ownership of any Common Shares during the term of the Voting Agreement, such Common Shares will become subject to the terms of the Voting Agreement to the same extent as though such Common Shares were owned by such Supporting Stockholder as of the date of the Voting Agreement.  However, no Supporting Stockholder is required under the Voting Agreement to exercise any option to acquire Common Shares in order to vote or act by written consent with respect to the Common Shares underlying such option.

During the term of the Voting Agreement, each Supporting Stockholder has also granted an irrevocable proxy appointing VF and any designee of VF as such Supporting Stockholder’s attorney-in-fact to vote (or deliver a written consent with respect to) such Supporting Stockholder’s Common Shares in accordance with the foregoing.

While the Voting Agreement remains in effect, each Supporting Stockholder is prohibited from (i) converting any Class B Shares beneficially owned by such Supporting Stockholder into Class A Shares and (ii) transferring any Common Shares beneficially owned by such Supporting Stockholder, subject to certain exceptions, including transfers pursuant to the Merger Agreement.  Each Supporting Stockholder has also agreed that, except as permitted by the Merger Agreement, such Supporting Stockholder would not (i) solicit or encourage competing acquisition proposals, (ii) participate in discussions or negotiations regarding competing acquisition proposals or (iii) approve or enter into any letter of intent, acquisition agreement or any similar agreement relating to a competing acquisition proposal.

The Voting Agreement will terminate upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the effectiveness of any amendment, modification or supplement to, or waiver under, the Merger Agreement that would reduce the consideration payable in the Merger, unless consented to in writing by each Supporting Stockholder.

In addition, in the Voting Agreement, Sidney W. Swartz and Jeffrey B. Swartz each agreed for the three-year period after the closing of the Merger not to own or participate in any business or activity that competes with any business in which Timberland is engaged as of the closing of the Merger.  The agreement contains certain limited exceptions, including participating in non-commercial activities such as corporate social responsibility activities and charitable activities.

The foregoing description of the Merger Agreement and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits 2.1 and 2.2, respectively, to VF’s current report on Form 8-K filed on filed on June 13, 2011.

Except as set forth in this Item 4 and in connection with the transactions contemplated by the Merger Agreement and the Voting Agreement, neither VF nor, to its knowledge, the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although VF reserves the right to develop such plans).

The Merger Agreement has been attached as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Timberland, VF or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Timberland or VF or any of their respective subsidiaries or affiliates.  In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts, since (i) they were made only as of the date of such agreement or a prior, specified date, (ii) in some cases they are subject to qualifications with respect to materiality, knowledge and/or other matters and (iii) they may be modified in important part by the underlying disclosure schedule.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in VF’s or Timberland’s public disclosures.

Item 5.  Interest in Securities of the Issuer

Each Class B Share is entitled to 10 votes and is convertible at the option of the holder into one Class A Share, which is entitled to one vote.  Pursuant to Rule 13d-3 promulgated under the Exchange Act, as a result of the Voting Agreement, VF may be deemed to have beneficial ownership of the Class A Shares that may be acquired upon conversion of the Class B Shares subject to the Voting Agreement.  For purposes of reporting, VF has elected to report beneficial ownership of all Class A Shares that may be acquired upon conversion of the Class B Shares subject to the Voting Agreement, notwithstanding that each Supporting Stockholder is, subject to certain limited exceptions, prohibited under the Voting Agreement from converting Class B Shares into Class A Shares during the term of the Voting Agreement, as described in Item 4 above.

The beneficial ownership percentages described in this Schedule 13D are based on 51,144,236 Class A Shares deemed to be outstanding as of June 10, 2011, calculated as the sum of (i) 40,146,141 Class A Shares outstanding at the close of business on June 10, 2011, as represented by Timberland in the Merger Agreement, (ii) an aggregate of 429,706 Class A Shares issuable upon the exercise of options held by the Supporting Stockholders that are currently exercisable or exercisable within 60 days and (iii) 10,568,389 Class A Shares issuable upon conversion of the Class B Shares subject to the Voting Agreement.

(a)  As a result of the Voting Agreement, VF may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 12,569,206 Class A Shares (calculated as the sum of (i) 1,571,111 Class A Shares held by the Supporting Stockholders, (ii) 10,568,389 Class A Shares issuable upon conversion of Class B Shares and (iii) 429,706 Class A Shares issuable upon exercise of options held by the Supporting Stockholders that are currently exercisable or exercisable within 60 days) representing approximately 24.6% of the Class A Shares deemed to be outstanding as of June 10, 2011. As noted in Item 4 above, as of June 10, 2011, the Class A Shares and Class B Shares subject to the Voting Agreement (excluding Class A Shares issuable upon exercise of options held by the Supporting Stockholders) represent in the aggregate approximately 73.5% of the combined voting power of the outstanding Common Shares based on Timberland’s representations in the Merger Agreement that there were 40,146,141 Class A Shares and 10,568,389 Class B Shares outstanding at the close of business on June 10, 2011.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by VF that it is the beneficial owner of any Class A Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a), neither VF nor, to the best knowledge of VF, any of the persons set forth on Schedule A hereto beneficially owns any Class A Shares.

(b)  VF is not entitled to any rights of a stockholder of Timberland as to any Class A Shares.  Except to the extent that it may be deemed to by virtue of the Voting Agreement, VF does not have the sole or shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of, any of the Class A Shares.

(c)   Except for the execution and delivery of the Merger Agreement and the Voting Agreement, neither VF nor, to the knowledge of VF, any of the persons set forth on Schedule A hereto has effected any transaction in the Class A Shares during the past 60 days.

(d)   Except for the Merger Agreement and the Voting Agreement and the transactions contemplated by those agreements, neither VF nor, to the knowledge of VF, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Timberland reported herein.

(e)    Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to the knowledge of VF, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Timberland, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Exhibit Name
1.
Agreement and Plan of Merger dated as of June 12, 2011 among V.F. Corporation, VF Enterprises, Inc. and The Timberland Company (incorporated by reference to Exhibit 2.1 to VF’s Current Report on Form 8-K filed June 13, 2011).

2.	Voting Agreement dated as of June 12, 2011 among V.F. Corporation and the stockholders named therein (incorporated by reference to Exhibit 2.2 to VF’s Current Report on Form 8-K filed June 13, 2011).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 17, 2011

V.F. CORPORATION

By:	/s/ Laura C. Meagher
	Name:	Laura C. Meagher
	Title:	Vice President — Deputy General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF VF

The name, business address and present principal occupation of each of the directors and executive officers of VF are set forth below.  Except as otherwise indicated, all of the persons listed below are citizens of the United States of America.  Directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Bradley W. Batten V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Vice President — Controller and Chief Accounting Officer of VF
Scott Baxter V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Vice President; Group President — Jeanswear Americas & Imagewear
*Richard T. Carucci V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Chief Financial Officer for Yum! Brands, Inc.	Yum! Brands, Inc. 1441 Gardiner Lane Louisville, KY 40213
*Juliana L. Chugg1 V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Senior Vice President of General Mills, Inc. and President of its Pillsbury USA division	General Mills, Inc. One General Mills Boulevard Mail Stop: BT05-E Minneapolis, MN 55426-1347
Candace S. Cummings V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Vice President — Administration and General Counsel of VF
*Juan Ernesto de Bedout V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Group President of Latin American Operations for Kimberly-Clark Corporation	Kimberly-Clark Corporation 1400 Holcombe Bridge Road Bldg. 100 - 3rd Floor Roswell, GA 30076
*Ursula O. Fairbairn V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	President and Chief Executive Officer, Fairbairn Group LLC	Fairbairn Group LLC 1120 Avenue of the Americas Suite 4020 New York, NY 10036

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

*George Fellows V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	President and Chief Executive Officer of Callaway Golf Company	Callaway Golf Company 2180 Rutherford Road Carlsbad, CA 92008-7328
Michael T. Gannaway V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Vice President — VF Direct/ Customer Teams of VF
*Robert J. Hurst V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Managing Director of Crestview Partners LLC	Crestview Partners LLC 667 Madison Ave., 10th Floor New York, NY 10065
*W. Alan McCollough V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Former Chairman of the Board and Chief Executive Officer of Circuit City Stores, Inc.
*Clarence Otis, Jr. V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Chairman and Chief Executive Officer of Darden Restaurants, Inc.	Darden Restaurants, Inc. 1000 Darden Center Drive Orlando, FL 32837
Steve Rendle V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Vice President; Group President — Outdoor & Action Sports Americas of VF
Boyd A. Rogers V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Vice President; President — Supply Chain of VF
Karl Heinz Salzburger2 V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Vice President; President — VF International
*M. Rust Sharp V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Of Counsel to Heckscher, Teillon, Terrill & Sager	Heckscher, Teillon, Terrill & Sager 100 Four Falls Corporate Center, Suite 300 West Conshohocken, PA 19428-2983
Robert K. Shearer V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Senior Vice President and Chief Financial Officer of VF
*Raymond G. Viault V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Former Vice Chairman of General Mills, Inc.
*Eric Wiseman V.F. Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408	Chairman of the Board, Chief Executive Officer and President of VF
_____________________
1  Citizen of Australia.
2  Citizen of Italy.